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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            HILTON HOTELS CORPORATION
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               (Exact Name of Registrant as Specified in Charter)


                 Delaware                                  36-2058176
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 (State of Incorporation or Organization)      (IRS Employer Identification no.)

9336 Civic Center Drive, Beverly Hills, CA                   90210
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 (Address of Principal Executive Offices)                  (Zip Code)



 If this form relates to the               If this form relates to the
 registration of securities pursuant       registration of securities pursuant
 to Section 12(b) of the Exchange Act      to Section 12(g) of the Exchange Act
 and is effective pursuant to General      and is effective pursuant to General
 Instruction A.(c), please check the       Instruction A.(d), please check the
 following box. /X/                        following box. / /


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                             Name of each exchange on which
to be so registered                             each class is to be registered
-------------------                             ------------------------------

Preferred Share Purchase Rights                 The New York Stock Exchange
                                                Pacific Exchange, Inc.


Securities Act registration statement file number to which this form relates:
N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                          SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED SHARES

                  On November 24, 1999 the Board of Directors of HILTON HOTELS CORPORATION (the "COMPANY") declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, $2.50 par value (the "COMMON SHARES"), of the Company outstanding at the close of business on November 30, 1999 (the "RECORD DATE"). As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "PREFERRED SHARES") at a price of $80 per one one-hundredth of a Preferred Share, subject to adjustment (the "PURCHASE PRICE"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 29, 1999, as the same may be amended from time to time (the "AGREEMENT"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "RIGHTS AGENT").

                  Until the earlier to occur of (i) ten (10) days following a public announcement that a person (subject to certain exceptions) has acquired beneficial ownership of 20% or more of the Common Shares (the "Shares Acquisition Date") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Common Shares (the earlier of (i) and (ii) being called the "DISTRIBUTION DATE"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights.

                  The Agreement provides that until the Distribution Date (or earlier redemption exchange, termination, or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.


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                  The Rights are not exercisable until the Distribution Date.
The Rights will expire on November 29, 2009, subject to the Company's right to extend such date (the "FINAL EXPIRATION DATE"), unless earlier redeemed or exchanged by the Company or terminated.

                  Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

                  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

                  In the event that a Person becomes an Acquiring Person, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (such Rights being void), will thereafter have the right to receive, upon exercise of such Right, that number of Common Shares having a market value of two times the then current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or more than 50% of its assets or earning powers are sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise the Right at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction have a market value of two times the then current Purchase Price of the Right.


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                  Once a Person has become an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Common Shares at an exchange rate based on the value of the Common Shares at that time (subject to adjustment).

                  No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares or Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares or Common Shares on the last trading date prior to the date of exercise.

                  The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (the "REDEMPTION PRICE") by the Board of Directors at any time on such basis as the Board of Directors in its sole discretion may establish, prior to the tenth day following the public announcement that a Person has become an Acquiring Person, provided, that the Board of Directors, with the concurrence of a majority of the Continuing Directors (as defined), may extend the period during which the Rights are redeemable beyond such time. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  Any of the provisions of the Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Agreement in any manner that does not adversely affect the interests of the holders of the Rights.

                  A copy of the Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.

ITEM 2.  EXHIBITS.

                  1. Rights Agreement dated as of November 29, 1999, by and between Hilton Hotels Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

                  2. Certificate of Designations of Series A Junior Participating Preferred Stock of Hilton Hotels Corporation dated November 24, 1999.


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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                  dated: December 1, 1999

                                         HILTON HOTELS CORPORATION

                                         By: /s/ Thomas E. Gallagher
                                             ----------------------------
                                             Thomas E. Gallagher
                                             Executive Vice President and
                                             General Counsel


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